UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 19, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALING IN SECURITIES BY PRESCRIBED OFFICERS
AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALING IN SECURITIES BY PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF
ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that prescribed officers and the Company Secretary have dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

Details of the transactions are provided below:
Name of prescribed officer and company secretary Maria Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 17 June 2020
Nature of transaction On-market sale of shares
Class of security Ordinary Shares
Number of shares sold 22,747
Price per share R416.5710
Value of transaction (excluding fees) R9,475,740.97
Nature and extent of interest Direct, Beneficial
Prior clearance to deal Obtained
Name of prescribed officer Ludwig Eybers
Name of company AngloGold Ashanti Limited
Date of transaction 17 June 2020
Nature of transaction On-market sale of shares
Class of security Ordinary Shares
Number of shares sold 18,164
Price per share R409.91
Value of transaction (excluding fees) R7,445,605.24
Nature and extent of interest Direct, Beneficial
Prior clearance to deal Obtained

ENDS

18 June 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website:     www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 19, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance